UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

International Money Express, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

46005L101

(CUSIP Number)

VOSS CAPITAL, L.P.

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(281) 770-0379

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46005L101

1	NAME OF REPORTING PERSON

VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 46005L101

1	NAME OF REPORTING PERSON

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		75,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

75,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 46005L101

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		575,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

575,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 46005L101

1	NAME OF REPORTING PERSON

VOSS CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,713,438
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		125,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,713,438
	10	SHARED DISPOSITIVE POWER

125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,838,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 46005L101

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,713,438
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		125,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,713,438
	10	SHARED DISPOSITIVE POWER

125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,838,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 46005L101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of International Money Express, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9100 South Dadeland Blvd. Suite 1100, Miami, Florida 33156.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Voss Value Master Fund, L.P., a Cayman Islands limited partnership, (“Voss Value Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Voss Value-Oriented Special Situations Fund, L.P., a Delaware limited partnership (“Voss Value-Oriented Special Situations Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Voss Advisors GP, LLC, a Texas limited liability company (“Voss GP”), as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund;

(iv)	Voss Capital, L.P., a Texas limited partnership (“Voss Capital”), as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain separately managed accounts (the “Voss Managed Accounts”); and

(v)	Travis W. Cocke, as the managing member of Voss Capital and Voss GP.

.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss GP, Voss Capital and Mr. Cocke is 3773 Richmond Ave., Suite 500, Houston, Texas 77046.

(c)       The principal business of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund is investing in securities. The principal business of Voss GP is serving as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund. The principal business of Voss Capital is serving as the investment manager of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts. Mr. Cocke serves as the managing member of each of Voss Capital and Voss GP.

(d)       None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 46005L101

(e)       None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Voss Value Master Fund is organized under the laws of the Cayman Islands. Voss Value-Oriented Special Situations Fund, Voss GP and Voss Capital are organized under the laws of the State of Texas. Mr. Cocke is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 500,000 Shares beneficially owned directly by Voss Value Master Fund is approximately $9,523,391, including brokerage commissions. The aggregate purchase price of the 75,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $1,414,988, including brokerage commissions. The aggregate purchase price of the 1,263,438 Shares held in the Voss Managed Accounts is approximately $24,240,536, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding ways to maximize shareholder value at the Issuer, including, but not limited to, a sale of the Issuer in a take private transaction.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 46005L101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 32,607,832 Shares outstanding, as of August 2, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024.

A.	Voss Value Master Fund
(a)	As of the close of business on September 5, 2024, Voss Value Master Fund beneficially owned 500,000 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 500,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Master Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Voss Value-Oriented Special Situations Fund
(a)	As of the close of business on September 5, 2024, Voss Value-Oriented Special Situations Fund beneficially owned 75,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 75,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 75,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Voss GP
(a)	Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 500,000 Shares owned by Voss Value Master Fund and (ii) 75,000 Shares owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 575,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 575,000
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 46005L101

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Voss Capital
(a)	As of the close of business on September 5, 2024, 1,263,438 Shares were held in the Voss Managed Accounts. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 500,000 Shares beneficially owned by Voss Value Master Fund and (ii) 75,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 1,713,438
2. Shared power to vote or direct vote: 125,000
3. Sole power to dispose or direct the disposition: 1,713,438
4. Shared power to dispose or direct the disposition: 125,000

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Accounts and on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 500,000 Shares owned by Voss Value Master Fund, (ii) 75,000 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 1,263,438 Shares held in the Voss Managed Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 1,713,438
2. Shared power to vote or direct vote: 125,000
3. Sole power to dispose or direct the disposition: 1,713,438
4. Shared power to dispose or direct the disposition: 125,000

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund and through the Voss Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP No. 46005L101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 5, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated September 5, 2023.

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CUSIP No. 46005L101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2024

VOSS VALUE MASTER FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS ADVISORS GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS CAPITAL, L.P.

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

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CUSIP No. 46005L101

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOSS VALUE MASTER FUND, LP

Purchase of Common Stock	25,000	20.0549	07/15/2024
Sale of Common Stock	(4,467)	22.2541	08/02/2024
Purchase of Common Stock	30,000	17.4863	08/07/2024
Purchase of Common Stock	2,500	16.7455	08/19/2024
Purchase of Common Stock	7,500	16.6586	08/20/2024
Purchase of Common Stock	1,676	16.5979	08/20/2024
Purchase of Common Stock	12,791	17.1379	08/21/2024
Purchase of Common Stock	25,000	18.1979	08/30/2024

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, LP

Purchase of Common Stock	10,000	20.0850	07/12/2024
Purchase of Common Stock	5,000	16.8278	08/09/2024

VOSS CAPITAL, LP

(Through Separately Managed Accounts)

Purchase of Common Stock	25,000	20.0000	07/12/2014
Purchase of Common Stock	14,625	19.8000	07/12/2024
Sale of Common Stock	(14,625)	22.0139	07/31/2024
Sale of Common Stock	(15,907)	22.0451	08/02/2024
Purchase of Common Stock	15,907	19.1153	08/07/2024
Purchase of Common Stock	29,467	17.7577	08/07/2024
Purchase of Common Stock	3,634	17.2154	08/07/2024
Purchase of Common Stock	10,066	18.1908	08/07/2024
Purchase of Common Stock	16,889	17.3115	08/08/2024
Purchase of Common Stock	25,000	16.6898	08/09/2024
Purchase of Common Stock	10,000	16.4981	08/14/2024
Purchase of Common Stock	15,000	16.4930	08/14/2024
Purchase of Common Stock	33,410	16.9829	08/15/2024
Purchase of Common Stock	205,038	18.1500	08/30/2024